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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                                  SCHEDULE 13D
                               (AMENDMENT NO. 1)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             ----------------------

                            UNITED AUTO GROUP, INC.

                                (NAME OF ISSUER)

                  COMMON STOCK (PAR VALUE $0.0001 PER SHARE)
                         (TITLE OF CLASS OF SECURITIES)

                                   06414910 7
                                 (CUSIP NUMBER)

                             ----------------------

                              MR. GEORGE E. WHYTE
              SENIOR VICE-PRESIDENT, GENERAL COUNSEL AND SECRETARY
                            THE BANK OF NOVA SCOTIA
                              44 KING STREET WEST
                            SCOTIA PLAZA, 8TH FLOOR
                            TORONTO, ONTARIO, CANADA
                                    M5H 1H1
                                 (416) 866-6967

              HOLDING THE SHARES THROUGH ITS NOMINEE, CALDER & CO.

                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES OF COMMUNICATION)

                             ----------------------

                                RICHARD G. MASON
                         WACHTELL, LIPTON, ROSEN & KATZ
                               51 W. 52ND STREET
                               NEW YORK, NY 10019
                                 (212) 403-1252

                               DECEMBER 15, 2000
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box.     [  ]

                       (Continued on the following pages)

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CUSIP NO. 06414910 7                  13D                       (PAGE 2 of 8)

1    NAME OF REPORTING PERSONS
     The Bank of Nova Scotia

     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)   [  ]
                                                         (b)   [  ]

3    SEC USE ONLY

4    SOURCE OF FUNDS
     OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(D) or 2(E)                                                [  ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Canada

      NUMBER OF      7      SOLE VOTING POWER
       SHARES               0

    BENEFICIALLY     8      SHARED VOTING POWER
      OWNED BY              0

        EACH         9      SOLE DISPOSITIVE POWER
      REPORTING             0

     PERSON WITH    10      SHARED DISPOSITIVE POWER
                            0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     0

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                      [  ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0%

14   TYPE OF REPORTING PERSON
     BK





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CUSIP NO.                             13D                         (PAGE 3 of 8)

1    NAME OF REPORTING PERSONS
     Calder & Co.

     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)     [  ]
                                                         (b)     [  ]
3    SEC USE ONLY

4    SOURCE OF FUNDS
     OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(D) or 2(E)                                                [  ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     New York, United States

  NUMBER OF SHARES   7      SOLE VOTING POWER
                            0

    BENEFICIALLY     8      SHARED VOTING POWER
      OWNED BY              0

        EACH         9      SOLE DISPOSITIVE POWER
      REPORTING             0

     PERSON WITH    10      SHARED DISPOSITIVE POWER
                            0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     0

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                      [  ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0%

14   TYPE OF REPORTING PERSON
     PN


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ITEM 1.  SECURITY AND ISSUER.

     This Amendment to Schedule 13D relates to shares of Common Stock, par value $0.0001 per share (the "Company Common Stock"), of United Auto Group, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 13400 Outer Drive West, Detroit, Michigan 48239.

ITEM 2.  IDENTITY AND BACKGROUND.

     This Amendment to Schedule 13D is being filed by The Bank of Nova Scotia (the "Bank"), whose place of organization is Canada and whose business address is 44 King Street West, Scotia Plaza, 8th floor, Toronto, Ontario, Canada, M5H 1H1, and by Calder & Co., a partnership established to hold securities in the partnership name for the account and subject to the order of the Bank (the "Nominee"), whose business address is One Liberty Plaza, New York, New York 10006. Set forth on Appendix A to the Bank's Initial Filing on Schedule 13D, dated November 8, 2000 (the "Initial Filing"), and incorporated herein by reference, are the names, business addresses, principal occupations and citizenship of the directors and executive officers of the Bank. Set forth on Appendix B to the Bank's Initial Filing and incorporated herein by reference are the names, business addresses, principal occupations and citizenship of the partners of the Nominee.

     During the last five years, neither the Bank, nor to its knowledge, any of its directors or executive officers, nor the Nominee, nor to its knowledge, any of its partners, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     See the information set forth under "Item 4. Purpose of Transaction," which is incorporated by reference in response to this Item 3.

ITEM 4.  PURPOSE OF TRANSACTION.

     On December 15, 2000, the Bank, through its Nominee sold its entire interest in the Company Common Stock in a private transaction to Penske Automotive Holdings Corp. for $10.50 per share, less a brokerage fee of 3 cents per share. The terms of this sale are set forth in the Purchase Agreement, attached to this Amended Schedule 13D as Exhibit 99.1 and incorporated herein by reference. As a result of this sale, the Bank ceased to be a beneficial owner of the Company.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of the date hereof, the Bank, through its Nominee, beneficially owns 0 of the outstanding shares of Company Common Stock. Such shares represent in the aggregate approximately 0% of the outstanding shares of Company Common Stock.

     (b) As a result of the sale described in Item 4 above, the Bank has no sole or shared power to vote any shares of the Company.


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     (c) Except as described in Item 4 above, the Bank has not effected any transaction in Company Stock since the Initial Filing.

     (d) No other person is known to the Bank to have the right to receive or power to direct dividends from, or proceeds from the sale of, the Company Stock.

     (e) December 15, 2000.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     See the information set forth under "Item 4. Purpose of Transaction," which is incorporated by reference in response to this Item 6.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1 - Stock Purchase Agreement, dated as of December 15, 2000, between The Bank of Nova Scotia and Penske Automotive Holdings Corp.

Exhibit 99.2 - Joint Filing Agreement, dated as of December 18, 2000, between The Bank of Nova Scotia and Calder & Co.



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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:



                                            THE BANK OF NOVA SCOTIA



                                            By: /s/ D.N. Gillespie
                                               -------------------------
                                               Name:  D.N. Gillespie
                                               Title: Managing Director



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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:

                                            CALDER & CO.



                                           By: /s/ W. R. Ebbels
                                              --------------------------
                                               Name:  W. R. Ebbels
                                               Title: Partner



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                                   APPENDIX A

                               Index Of Exhibits

Exhibit 99.1 Stock Purchase Agreement, dated as of December 15, 2000, between The Bank of Nova Scotia and the Penske Automotive Holdings Corp.

Exhibit 99.2 Joint Filing Agreement, dated as of December 18, 2000, between The Bank of Nova Scotia and Calder & Co.



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